

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

Via E-mail
Mark T. Greenquist
Chief Financial Officer
Sonus Networks, Inc.
4 Technology Park Drive
Westford, Massachusetts 01886

> **Re: Sonus Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 6, 2013**
> **File No. 001-34115**

Dear Mr. Greenquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.   We note management's references to key performance metrics in your earnings calls for the fourth quarter of 2012 and the first, second and third quarters of 2013. These metrics included (1) revenue from SBC products, (2) new customer growth, (3) percent of product revenue generated from the channel and the enterprise and (4) path toward profitability. While revenue from SBC products and new customer growth are discussed in Results of Operations, revenue generated from channel partners and path toward profitability are not discussed. In the earnings calls, these performance metrics were used to evaluate the company's overall success and strategy, particularly its transition from a media gateway trunking business to an SBC business. Tell us what consideration you gave to identifying these performance metrics in the Overview section of the Management's Discussion and Analysis and disclosing why management considers these

Mark T. Greenquist
Sonus Networks, Inc.
November 27, 2013
Page 2

metrics important to understanding the company's business and financial condition, changes in financial condition and results of operations. As appropriate, please include similar disclosure as a known trend or uncertainty in the future quarterly and annual reports that you file. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note (2) Basis of Presentation and Summary of Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page 56

2.   Please clarify whether you sell your non-software related products and services (i.e., hardware containing essential software) and your software-only products as part of a multi-element arrangement. If so, please tell us how you allocate revenue to the deliverables in these arrangements, including any undelivered maintenance and support services for the non-software and software elements. Please refer to ASC 985-605-25-10(f).

3.   We note from your disclosure on page 57 that your product and service offerings contain a significant level of customization and differentiation. We also note you had a large multi-year project with Bahamas Telecommunications Company Ltd. that was completed in fiscal 2011. Please tell us whether your arrangements require significant production, modification or customization of your products and how you have accounted for these arrangements, including your consideration of the guidance under ASC 605-35.

Accounting for Income Taxes, page 60

4.   We note your disclosure regarding your cumulative undistributed foreign earnings that you plan to reinvest permanently. Please tell us your consideration for disclosing the amount of your unrecognized deferred tax liability related to these earnings or including a statement that determination of such amount is not practicable. Refer to ASC 740-30-50-2(c).

Note (17) Income Taxes, page 78

5.   We note that your reconciliation of the effective tax rate includes a line item with the caption "Foreign dividends". Please tell us whether or not this line item represents repatriation of foreign earnings during the periods presented. If it does, please tell us the nature, amount, timing and special circumstances surrounding each repatriation and tell us how you evaluated the criteria for the exception to recognition of a deferred tax

liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Please also describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely as disclosed on page 60.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Brian O'Donnell, Controller